PRESS RELEASE

BOMBARDIER

BOMBARDIER ANNOUNCES MEASURES TO FACE CURRENT ENVIRONMENT

- **$5 billion reduction in assets under management at Bombardier Capital**
- **Adjustments to cost structure in aerospace sector**

Montréal, Sept. 27, 2002 – Bombardier announced today measures to reduce the debt of Bombardier Capital, to align its aerospace cost structure to the business aircraft market and, as a result, to increase its financial flexibility to face the current uncertain economic environment.

Bombardier intends to reduce Bombardier Capital's assets under management by approximately $5 billion, mainly through the sale and gradual wind-down of the receivable factoring portfolios for Bombardier's manufacturing sectors, as well as the business aircraft financing portfolios. Bombardier Capital will concentrate on inventory finance, railcar leasing and interim financing for Bombardier Aerospace regional aircraft.

Proceeds from the sale and gradual wind-down of the receivable factoring and business aircraft financing portfolios will be applied to the reduction of Bombardier Capital's debt. These transactions will be conducted in an orderly fashion and will be spread over a period of several months.

Bombardier Aerospace simultaneously announced it will reduce its cost structure and employment levels. The workforce reduction entails the laying off of 1,980 people or about 6% of Bombardier Aerospace's entire workforce. It concerns all levels of employees and will affect all Bombardier Aerospace production sites in Canada, the United States and the United Kingdom.[1]

"The measures we have put in place today, once they are carried out, will enhance Bombardier's financial flexibility in the context of the uncertainties of this unpredictable economic environment," observed President and CEO Robert E. Brown.

While recognizing that circumstances or events outside its control may occur, Bombardier maintains its financial targets for the current financial year, regardless of the sale and gradual wind-down of the Bombardier Capital portfolios. Maintaining these targets also takes into account the good performance of the transportation and recreational products sectors.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21,6 billion. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

[1] **Please consult the Bombardier Aerospace press release, published today, for more detailed information on these adjustments.**

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com

02 SEP 30 AM 10: 16

PRESS RELEASE

BOMBARDIER

BOMBARDIER
AEROSPACE

BOMBARDIER AEROSPACE IMPLEMENTS MEASURES TO MEET MARKET CHALLENGES

Montréal, Sept. 27, 2002 – Bombardier Aerospace today announced that it is taking steps to adjust its cost structure to the current business environment. Adjustments include a reduction in its staffing and production levels at all of its sites.

A total of 1,980 employees, including 20 per cent of management, will be laid off at Bombardier Aerospace facilities in Canada, the United States and the United Kingdom, beginning in October 2002.

Reduction in staffing levels

The breakdown of the manpower reduction beginning in October 2002 is as follows:

Site	Manpower reductions
Belfast	240
Montréal	915
Toronto	365
Tucson	210
Wichita	50
Other locations	200

Production activity affected

In addition, Bombardier will temporarily cutback production of some of its aircraft programs at its sites in Belfast, Montréal, Toronto and Wichita.

The reduced production levels affect the following manufacturing work. They will take effect over the following weeks:

- In Belfast, business aircraft component manufacturing will be affected;
- In Montréal, production of the Bombardier Challenger® 604 business jet will be reduced over a four-month period;
- In Toronto, all manufacturing work will be interrupted for six to eight weeks, beginning in late November, impacting the Bombardier Q* Series turboprop aircraft and the Bombardier Global family of business aircraft production lines. Some 1,600 employees will be affected during this period;
- In Wichita, production of the Bombardier Learjet® 45 and Learjet 60 will be interrupted for a period of four months beginning in December, affecting some 500 employees. The Bombardier Challenger 300 and Bombardier Learjet 40 development programs and entry-into-service schedules are not impacted by these measures.

Bombardier Aerospace, a unit of Bombardier Inc., is a world leader in the design, and manufacture of innovative aviation products and provides services for the regional, business and amphibious aircraft markets. It also offers Bombardier Flexjet® fractional ownership, aircraft charter and management, technical services, aircraft maintenance and pilot training for business, regional airline and military customers.

Bombardier Inc., a diversified manufacturing and services company, is a world-leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

® Registered Trademark of Bombardier Inc.
* Trademarks of Bombardier Inc.

Information: John Paul Macdonald
Bombardier Aerospace
(514) 855-7972